SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 03, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayer’s ID (CNPJ) no. 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 1, 2007

Date, time and place: August 1, 2007, at 08:30 am, at the Company’s headquarters, located at Av. Jurandir, 856, Lote 04, 1o andar, Jardim Ceci, City of São Paulo, State of São Paulo. Call: The Meeting was called by means of notification sent to the Board Members. Quorum: All Board of Directors’ members attended the Meeting. Presiding Board: Maria Cláudia Oliveira Amaro Demenato – Chairman and Flávia Turci – Secretary. Agenda and resolutions: Approval of the vote at the extraordinary general meeting of TAM Linhas Aéreas S.A. concerning the authorization of the donation of land to the São Paulo Municipal Government (excluding improvements) where “Terminal de Cargas TAM” (TAM Cargo Terminal) is located, property of aforementioned company, in Vila Congonhas, in the City of São Paulo, State of São Paulo, 185 (register no. 10.267), R. Baronesa de Bela Vista, 225 (register no. 63.074), R. Baronesa de Bela Vista, 177 (register no. 110.685), R. Baronesa de Bela Vista, 209 (register no. 128.394), R. Baronesa de Bela Vista, 239 (register no. 144.152), R. Otávio Tarquínio de Souza, 110 (register no. 36.412), R. Otávio Tarquínio de Souza, 108 (register no. 108.729) and R. Otávio Tarquínio de Souza, 88/96 (register no. 137.444), comprising the following addresses: Av. Washington Luiz, 7305 (register no. 120.984), Av. Washington Luiz, 7.333 (register no. 139.061), R. Barão de Suruí, 51 (register no. 12.216), R. Baronesa de Bela Vista, and this donation shall be subject to the creditor’s consent, to deposit with whom said properties are in security interest. The Executive Board is authorized to take all measures required for the execution of the aforementioned resolution. Closure: Nothing more to be dealt with, and as no one intended to make use of the floor, the Meeting was closed and these present minutes were drawn up, read, found in compliance and signed by those attending the Meeting. São Paulo, August 1, 2007. Chairman – Maria Cláudia Oliveira Amaro Demenato; Secretary – Flávia Turci. Board Members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Waldemar Verdi Junior, Roger Wright and Pedro Parente.

Maria Cláudia Oliveira Amaro Demenato	Flávia Turci
Chairman	Secretary

Board Members:

Maria Cláudia Oliveira Amaro Demenato	Noemy Almeida Oliveira Amaro

Maurício Rolim Amaro	Pedro Parente

Adalberto de Moraes Schettert	Waldemar Verdi Junior

Luiz Antonio Viana	Roger Wright

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.